

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2024

Brady Rodgers
Chief Executive Officer
CO2 Energy Transition Corp.
1334 Brittmoore Rd, Suite 190
Houston, TX 77043

> **Re: CO2 Energy Transition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 22, 2024**
> **File No. 333-269932**

Dear Brady Rodgers:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 31, 2024 letter.

Form S-1/A filed March 22, 2024

Anticipated expenses and funding sources, page 20

1. We acknowledge your response to prior comment 3. Please clarify whether the tail insurance premium is included in the up to $100,000 of dissolution expenses that would be payable out of interest on assets held in the trust, as described in your discussion of the redemption of public shares on page 28.

If we are deemed to be an investment company . . ., page 37

2. We acknowledge your response to prior comment 5. We note your statement that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please clarify that notwithstanding the nature of these investments, you could nevertheless be considered to be operating as an

unregistered investment company. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

Management, page 112

3. We acknowledge your response to prior comment 6. We note that in exhibit 99.5 James Wang consents to being named as a nominee to the board of directors. Please revise your prospectus to reflect that James Wong is a Director Nominee and include James Wong's age in the table.

    Please contact Jeffrey Lewis at 202-551-6216 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Joan S. Guilfoyle